Annual Report

Cover Page

Name of issuer:

EX Venture Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: FL
Date of organization: 1/22/2021

Physical address of issuer:

13314 E Las Olas Blvd. #727
Fort Lauderdale FL 33301

Website of issuer:

http://www.exventure.co/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$500.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($500.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC,
SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

EX Venture Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Late to file an annual report.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Julien Uhlig	CEO	EX Venture	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Julien Uhlig	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Julien Uhlig	15000000.0 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

EX Venture is a new company. The success of the company is highly dependent on the growth of its portfolio companies.

The Company only has a small staff number and is heavily dependent on the experience and founder Julien Uhlig, in case of health issues, death and other caused limiting Julien's ability to manage the company will negatively affect the company.

EX Venture Inc. invests in ideas in very competitive market fields, there is a high risk that portfolio companies will not be successful.

Ex Venture Inc. has limited capital, it is possible that progress will not be achieved based on underfunding.

The nature of the business shall be to engage in any and all lawful activity permitted by the laws of the State of Florida and desirable to support the continued existence of the corporation, provided, however, that 1) the corporation shall engage primarily in the business of providing consulting and advisory services and 2) the corporation will not engage, or propose to engage, primarily in the business of investing, reinvesting, owning, holding or trading in securities and it will not own or propose to acquire investment securities (as defined in Section 3(a)(2) of the Investment Company Act of 1940) having a value exceeding 40 percent of the value of its total assets, exclusive of government securities and cash items, on an unconsolidated basis.

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Julien Uhlig is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	141,038	141,038	No
Common Stock	50,000,000	15,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2022	Section 4(a)(2)		$500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Julien Uhlig
Amount Invested	$500,000.00
Transaction type	Loan
Issue date	12/31/21
Outstanding principal plus interest	$500,000.00 as of 09/21/22
Interest rate	0.0% per annum
Maturity date	12/31/23
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Revolving line of credit from the founder.

Name	Julien Uhlig
Amount Invested	$500.00
Transaction type	Other
Issue date	01/25/22
Relationship	Founder

Founder Contribution with no maturity date

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

EX VENTURE INC. is a Moonshot-Investment-Advisory founded by Julien Uhlig. We support Clean Energy and Sustainability Startups that change the world like Zero-X. We are setting new standards in sustainability and technology integration by combining government Funds, Institutional Investment, and Crowdfunding to build companies that change the future of Humanity. Investors benefit from the growth of any of our advised companies.

EX Venture Inc. offers investment advisory, consulting, and marketing services to Startups in the environmental impact space that are jointly owned by founder Julien Uhlig: EX ZERO CARBON Inc., GEMINI ONE Inc., and LIV LIFE Corporation. EX Venture Inc. receives compensation from consulting fees from their client companies, as well as bonuses worth between 25%-100% of the value of each company in the event of a sale. EX Venture Inc. contractually maintains buyout options to allow for taking over each of these entities at a later stage. Ex Venture Inc. is not a parent company to any of these entities, nor does it own any equity in any of them.

Within the next five years, we believe we will achieve a $500M valuation based on ongoing cash flow. We anticipate owning and managing a combination of Service Payments, Rentals, Sales, and Services in a globally diversified portfolio. These are all forward-looking projections that can't be guaranteed.

Milestones

EX Venture Inc. was incorporated in the State of Florida in January 2021.

Since then, we have:

🏆Hundreds of Happy Investors- Backed by Southpole, Leading Carbon Fund, and Pronomos Capital!
🏝Invest $50,000+ and get a 500 SQM Prime Beach Front Plot. LIMITED to 3 Plots Only!
📈 3.9 M Sales Value Delivered in the first 12 months.
🔥 400.000 SQM of Beachfront Property under contract.
✈️Over 100% of the Last WeFunder Round invested.
🌊 Backed by CEO of Southpole, (Largest Carbon Capture Fund) Seasteading Institute and R3i Ventures
🔋 Zero Waste, 100% Renewable, The Future of Technology for a Brighter Future!
Historical Results of Operations

Our company was organized in January 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $0.
Assets. As of December 31, 2021, the Company had total assets of $0, including $0 in cash.
Net Income. The Company has had net income of $0 for 2021.
Liabilities. The Company's liabilities totaled $500 for 2021.
Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

EX Venture invests in, and offers management, consulting, and marketing services to three related companies: 1. EX Zero Carbon Inc., 2. LIV-life Inc., and 3) Gemini One Inc.

EX Venture is compensated by these companies for managerial, consulting, and and marketing services. Ex Venture will also be compensated in case of a successful sale of these companies. EX Venture also holds a buyout option for 100% of the shares of each company. EX Venture Inc. does not hold any equity in these related companies. This has been designed in accordance with limitations of investment companies under the Crowdfunding Act as provided in a legal statement from the founder's securities lawyer, Mario Naum, presented to WeFunder on October 19, 2021. The legality of EX Venture's corporate structure and related companies was vetted and validated by Wefunder in 2021.

Regarding the Company's $15M valuation increase since our previous round:

EX Venture owns compensation agreements that correlate with the growth in value of the companies we invest in and provide services for. The estimated asset increases below are all financial projections and can't be guaranteed:

EX Zero Carbon has increased in valuation from $10M to $35M, now that their first large scale commercial project is currently being installed in Paris. EX Venture Inc.'s compensation with the Owner of Zero Carbon Inc. is valued at 29% of the current total value of the company. The increase in value of the contracts in regards to EX Zero Carbon Inc. have thus increased from $2.9M to $10.15M.

Additionally, EX Venture Inc. has invested most funds from the previous WeFunder Raise plus thousands of hours of services into a separate company, LIV-LIFE Corporation. The Company's first development, a 15 Luxury Loft complex in Indonesia, is currently for sale at $3.9M (Greenfield). Ex Venture, through LIV-Life, has also secured 400,000 square meters of prime beachfront land in Paid-Options at on average $25/square meter. This Covid-discounted sale price is now valued at at $100/square meter. The projected profit (cannot be guaranteed) on this project is $40M, which could potentially add $30M in future profits to Ex Venture's balance sheet. EX Venture plans to re-invest future returns from this property sale to grow the Company's portfolio, particularly by further developing Sumbawa Island.

Additionally, EX Venture has invested significant consulting hours in Building Gemini One Inc., a pre-revenue design outsourcing company. All of the project designs for LIV-LIFE are fully developed in house with an architectural team in Vietnam. The company's "Eco-Structures" are pre-manufactured in Java and are then shipped to site. The first 12 Designs are currently ready for shipment, and we anticipate ~$14M in revenue in 2023 just from in-house projects.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

EX Venture Inc. cash in hand is $96,855, as of September 2022. Over the last three months, revenues have averaged $90,000/month, cost of goods sold has averaged $100,000/month, and operational expenses have averaged $40,000/month, for an average burn rate of $50,000 per month.

With the exception of the Company's incorporation legal fees, no funds were spent in fiscal year 2021.

The Company is anticipating $445,000 in revenue for the remainder of 2022, via currently invoiced payments from the Canggu Loft project. The anticipated marketing and operational budget is $50,000 over the next 3-6 months total, mainly in marketing to support the WeFunder Campaign.

We are currently cash flow positive and in a growth phase. Future investments will be based on EX Venture Inc's capital availability.

EX Venture has access to a $500,000 revolving credit line from its founder, Julien Uhlig. The company structure is exceptionally lean as most expenses occur on an SPV level and are delegated to specific projects.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to <u>Appendix C, Financial Statements</u>

I, Julien Uhlig, certify that:

(1) the financial statements of EX Venture Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of EX Venture Inc. included in this Form reflects accurately the information reported on the tax return for EX Venture Inc. filed for the most recently completed fiscal year.

Julien Uhlig
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder

Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.exventure.co//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Julien Uhlig

Appendix E: Supporting Documents

- ttw_communications_90155_080651.pdf
- ttw_communications_90155_080701.pdf
- ttw_communications_90155_080813.pdf
- Letter_to_WeFunder.pdf

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Ex Venture Subscription Agreement
- SPV Subscription Agreement
- Ex Venture Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Julien Uhlig

Appendix E: Supporting Documents

- ttw_communications_90155_080651.pdf
- ttw_communications_90155_080701.pdf
- ttw_communications_90155_080813.pdf
- Letter_to_WeFunder.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

EX Venture Inc.

By

Julien Uhlig

CEO AT EX VENTURE INC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Julien Uhlig

CEO AT EX VENTURE INC.
9/21/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.